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SE 13026259 MISSION

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SEC Mail Processing Section
RECEIVED
OCT 30 2013
Washington DC
198

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/12 (MM/DD/YY) AND ENDING 08/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 SKY PARK CIRCLE
(No. and Street)

IRVINE	CA	92614
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER. JR. 1-714-662-5565 X115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

3200 BRISTOL ST, #400	COSTA MESA	CA	92626
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILFRED N. COOPER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of AUGUST 31, 20 13 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

10/22/13
Jurat attached

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WNC Capital Corporation

A Wholly-owned Subsidiary of WNC & Associates, Inc.

Financial Statements and Supplementary Information

Year Ended August 31, 2013

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1)

The report accompanying these financial statements was issued by BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

BDO

WNC Capital Corporation

Financial Statements and Supplementary Information

Year Ended August 31, 2013

WNC Capital Corporation

Contents

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this ____ day of October 22, 2013, by Wilfred N. Cooper, Jr. ____________________________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

J. KAAKE
COMM. #1962606
Notary Public - California
Orange County
My Comm. Expires Dec. 3, 2015

(Seal) Signature J. Kaake

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditor's Report

The Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying financial statements of WNC Capital Corporation (the "Company"), which comprise the statement of financial condition as of August 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessments of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

BDO USA, LLP

October 28, 2013

Financial Statements

WNC Capital Corporation

Statement of Financial Condition

August 31,		2013
Assets		
Cash and cash equivalents	$	5,916,314
Other		7,811
Total assets	$	5,924,125
Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions	$	1,199,514
Accounts payable		3,289
Due to parent, net		15,467
Total liabilities		1,218,270
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Additional paid-in-capital		301,080
Retained earnings		4,379,275
Total stockholder's equity		4,705,855
Total liabilities and stockholder's equity	$	5,924,125

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Income

Year ended August 31,	2013
Revenues	
Commissions	$ 3,766,261
Organization fees	349,570
Dealer manager fees	77,940
Interest and other	599
Total revenues	4,194,370
Expenses	
Commissions	2,856,161
Compensation and benefits	255,502
Licenses, fees, accounting and other	97,658
Total expenses	3,209,321
Income before income tax provision	985,049
Income tax provision	14,776
Net income	$ 970,273

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balance, August 31, 2012	1,400	$ 25,500	$ -	$ 3,409,002	$ 3,434,502
Contributed services	-	-	301,080	-	301,080
Net income	-	-	-	970,273	970,273
Balance, August 31, 2013	1,400	$ 25,500	$ 301,080	$ 4,379,275	$ 4,705,855

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2013
Cash flows from operating activities		
Net income	$	970,273
Adjustments to reconcile net income to net cash provided by operating activities:		
Contributed Services		301,080
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		75,000
Other assets		1,016
Accounts payable		2,311
Accrued commissions		999,514
Due to parent, net		(764,469)
Unearned revenue		(77,940)
Net cash provided by operating activities		1,506,785
Net increase in cash and cash equivalents		1,506,785
Cash and cash equivalents, beginning of year		4,409,529
Cash and cash equivalents, end of year	$	5,916,314
Supplemental disclosures of cash flow information		
Cash and cash equivalents paid during the year for:		
Interest	$	-
Income taxes (paid to WNC & Associates, Inc., Parent Company)	$	759,464

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

Cash and cash equivalents are maintained at financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses to date related to these balances.

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Fair Value Measurements

ASC 820, Fair Value Measurements, requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 quoted prices in active market for identical assets or liabilities; Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company has no assets or liabilities that are subject to fair value measurement as of August 31, 2013.

For certain of the Company's financial instruments, including cash and cash equivalents, commissions due, accounts payable and accrued commissions, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager, organizational fees, and investment advisory fees are recorded when the related services are performed and are recognized as income ratably as the partnerships invest in apartment complexes. Fees that are collectible pursuant to the terms of the partnership agreements, and which have not been earned as fee income, are deferred. The Company and WNC have a fee sharing arrangement for organizational fees whereby WNC allocates 40% of the total organizational fees earned for each partnership to the Company, not to exceed $75,000.

Income Taxes

Under the asset and liability method of ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 1.5% effective income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent, net in the accompanying statement of financial condition.

2. Related Party Transactions

Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2013. Such amounts are non-interest bearing, due upon demand and are generally repaid from the affiliate's cash flows and operating reserves in subsequent months. If management determines that an amount due from an affiliate is not recoverable, the amount is reserved for in that period.

WNC and the Company have a cost sharing arrangement for compensation and benefits, administrative services, office space and equipment. Under the arrangement, WNC incurs the services/costs and contributes them to the Company. For the year ended August 31, 2013, the Company incurred $301,079 in such services/costs and has reflected these amounts in the accompanying financial statements as a charge to operations in the statement of income and as a contribution to capital in the statement of changes in stockholder's equity. The Company is significantly reliant on the operating services provided by WNC. Were the Company to hire its own employees and/or procure the services from a third party, the services/costs may be materially different than those currently incurred under the cost sharing arrangement.

All commissions and organization fees earned during the year ended August 31, 2013 were generated from services provided to WNC affiliates.

Due to Parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At August 31, 2013, the Company had net capital of $4,698,044 which was $4,616,826 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.26 to 1 at August 31, 2013.

4. SEC Rules 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Supplementary Information

WNC Capital Corporation

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

August 31,	2013
Net capital	
Stockholder's equity from the statement of financial condition	$ 4,705,855
Deductions and charges	
Nonallowable assets:	
Other	(7,811)
Total deductions and charges	(7,811)
Net capital	$ 4,698,044
Aggregate indebtedness	
Accrued commissions	$ 1,199,514
Accounts Payable	3,289
Due to parent, net	15,467
Total aggregate indebtedness	1,218,270
Computation of Basic Net Capital Requirement	
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness	$ 81,218
Excess net capital	$ 4,616,826
Ratio of aggregate indebtedness to net capital	0.26 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditor's Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of WNC Capital Corporation (the Company), as of and for the year ended August 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended August 31, 2013, and this report does not affect our report thereon dated October 28, 2013. The Company did not maintain effective controls over the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and monitoring of the minimum net capital required for determining compliance with the exemptive provisions of Rule 15c3-3. In addition, the Company did not maintain effective controls over the preparation and review of the quarterly Financial and Operational Combined Uniform Single (FOCUS) reports as filed with the SEC under Rule 17a-5. Further, the Company did not maintain effective controls over accounting for its cost sharing arrangement between the Company and its parent company, WNC & Associates, Inc. As a result, the Company did not detect a deficiency in its net capital on a timely basis and did not properly record the contribution of services/costs under the cost sharing arrangement. Accordingly, we have concluded that these deficiencies in internal control constitute material weaknesses as of August 31, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we do not believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 28, 2013

BDO

Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to WNC Capital Corporation's SIPC Assessment Reconciliation

To the Board of Directors
WNC Capital Corporation
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2013, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records consisting of disbursement registers, noting no differences;

2. Compared the amount reported on the Statement of Income on the audited Form X-17A-5 for the year ended August 31, 2013, as total revenues, with the amount reported in Form SIPC-7 for the year ended August 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of general ledger, disbursement records and commission payment schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, consisting of the general ledger, disbursement records and commission payment schedules, supporting the adjustments, noting no differences; and

5. Form SIPC-7 did not contain any amount of overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 28, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended August 31, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $3,346
   B. Less payment made with SIPC-6 filed (exclude interest) (189)
   04/01/2013
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $3,157
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $3,157
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 10 day of October, 2013.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions: